UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Digital Generation, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

25400B108

(CUSIP Number)

Scott K. Ginsburg

Digital Generation, Inc.

750 W. John Carpenter Freeway, Suite 700

Irving, TX 75039

(972) 581-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400B108		13D

1	Names of Reporting Persons Scott K. Ginsburg

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,959,302

	8	Shared Voting Power 2,260,154

	9	Sole Dispositive Power 1,959,302

	10	Shared Dispositive Power 2,260,154

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,154

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 8.1%

14	Type of Reporting Person IN

CUSIP No. 25400B108		13D

1	Names of Reporting Persons Moon Doggie Family Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 300,852

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 300,852

11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,852

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 1.1%

14	Type of Reporting Person PN

CUSIP No. 25400B108	13D

Preliminary Note

This Amendment No. 8 to Schedule 13D (the “Schedule 13D”), filed by Scott K. Ginsburg and Moon Doggie Family Partnership, L.P. (collectively, the “Reporting Persons”) is being filed to update their disclosure under Item 2 and Item 4 below, and correct an error in Amendment No. 7 to the Schedule 13D, filed on August 9, 2012, whereby the Reporting Persons erroneously reported beneficial ownership of 669,246 restricted stock units representing the contingent right to acquire an equal number of shares of Common Stock.  Mr. Ginsburg holds 669,246 restricted stock units, but of those, he has the right to convert only 90,000 into Common Stock within 60 days.

Item 2.	Identity and Background
Item 2 is hereby amended by adding the following at the end of paragraph (a) thereof: Scott K. Ginsburg is the general partner of Moon Doggie Family Partnership, L.P.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by deleting the first sentence of the first full paragraph of Item 4 of Amendment No. 7 and replacing such sentence with the following:

In connection with the ongoing exploration of strategic alternatives by the Company, the Reporting Persons intend, pursuant and subject to authorizations from the board of directors of the Company or a committee of the board of the directors of the Company, to explore and actively pursue partnering with one or more other members of management, financial sponsors or other entities in order to propose and enter into an acquisition of or other strategic transaction with the Company.  The Reporting Persons are engaging financial and legal advisors to assist in this effort.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the following:

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned		Percent of class(1)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Scott K. Ginsburg	2,260,154	(2)	8.1%	1,959,302	(3)	2,260,154	(2)	1,959,302	(3)	2,260,154	(2)
Moon Doggie Family Partnership, L.P.	300,852		1.1%	0		300,852		0		300,852

CUSIP No. 25400B108	13D

(1)      Based on 27,602,336 shares of Common Stock outstanding as of August 6, 2012 and calculated in accordance with rule 13d-3(d)(1).

(2)      Includes (i) 1,767,642 shares of Common Stock held of record by Mr. Ginsburg, (ii) 1,660 shares of Common Stock held by Mr. Ginsburg’s minor children, (iii) options exercisable into 100,000 shares of Common Stock, (iv) 90,000 restricted stock units representing the contingent right to acquire an equal number of shares of Common Stock within 60 days and (v) 300,852 shares of Common Stock held by Moon Doggie Family Partnership, L.P., of which Mr. Ginsburg is the sole general partner.

(3)      Includes (i) 1,767,642 shares of Common Stock held of record by Mr. Ginsburg, (ii) 1,660 shares of Common Stock held by Mr. Ginsburg’s minor children, (iii) options exercisable into 100,000 shares of Common Stock and (iv) 90,000 restricted stock units representing the contingent right to acquire an equal number of shares of Common Stock within 60 days.

CUSIP No. 25400B108	13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2012
Date
/s/ Scott K. Ginsburg
Signature
Scott K. Ginsburg
Name/Title

CUSIP No. 25400B108	13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2012
Date
Moon Doggie Family Partnership, L.P. By: /s/ Scott K. Ginsburg

Scott K. Ginsburg, its General Partner
Name/Title